Comcast Corporation (CMCSA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Comcast shareholder since 1999

Please Support Proposal #9

Resolved: Shareholders request Comcast issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to 1.5°C and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

Supporting Statement: In assessing targets, we recommend:

•	Taking into consideration approaches used by advisory groups like SBTi;

•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups; and

•	Consideration of supporting targets for renewable energy, zero-emission vehicles, and other measures deemed appropriate by management.

To Comcast Shareholders:

I ask shareholders to vote FOR Item 9 at the Comcast shareholder meeting on June 7, 2023. The proposal asks Comcast Corporation (“Comcast” or “the Company”) to set near and long-term science based greenhouse gas (GHG) reduction targets in line with the Paris Agreement and to develop a climate transition plan that outlines its plans to achieve those targets. While there are uncertainties associated with any significant transition, the potential business disruptions and financial risks posed by climate change warrant long-term target setting for scopes 1, 2 and 3 – the latter being the Company’s largest source of emissions1 – and a robust climate transition plan detailing to investors how the Company is assessing and responding to climate-related risks and opportunities.

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1 https://www.cmcsa.com/static-files/89eb56eb-5c34-4490-a4f4-8860f4b1f787

Long-term scope 3 targets align with investor expectations and are not a distraction to Comcast’s current strategy. Comcast’s peers have already set such targets.

Science-based targets ensure that a company is properly assessing, identifying, and acting to minimize climate-related risks to the business. While Comcast has committed to set a near-term science-based target, investors rely on both near and long-term GHG targets to understand the scope and level of ambition of a company’s climate strategy – and to ensure the long-term continuity of the strategy in the event of turnover within management and the board of directors. Since scope 3 comprises the majority of Comcast’s emissions footprint, including these emissions in long-term target-setting is essential to understanding where the Company has risks in its value and/or supply chain and how the Company intends to mitigate these risks and its climate impacts. Climate Action 100+, an investor-led initiative made up of 700 global investors who are responsible for more than $68 trillion in assets under management, has established the Net Zero Company Benchmark, a tool used by investors to assess corporate progress on climate transition. The Benchmark includes indicators on near and long-term science-based targets as well as whether a company’s net zero commitment covers material scope 3 emissions.2 Comcast would not currently satisfy any of these indicators.

Since Comcast is just beginning the process of setting near-term GHG targets through the Science Based Targets initiative (SBTi), setting long-term targets at the same time would likely be a more efficient use of Company resources than pursuing long-term target-setting at a later date. Comcast currently lags numerous peers who have already undergone this process. Sony and T-Mobile USA have both set long-term targets inclusive of scope 3 and committed to net zero through the Science Based Targets initiative (SBTi). Netflix and Paramount Global have also committed to achieving net zero for all emissions scopes through SBTi.3

Developing a robust climate transition plan will help investors better understand how Comcast intends to reduce its climate risks and maximize climate-related opportunities. It will also help the Company prepare for upcoming regulatory changes.

The Company's opposition statement does not respond to the critical request in the resolved clause to report on how Comcast will achieve its targets by developing a climate transition plan. Climate transition plans should describe near-term, forward-looking, time-bound, and quantitative actions a company intends to take to reduce emissions in line with the Paris Agreement. Plans should cover emissions reduction actions and strategies across all emissions scopes, as well as critical mechanisms to enable the Company to achieve its strategy including governance and business strategy integration, public policy advocacy, and just transition considerations. Guidance from numerous groups such as CDP,4 the Glasgow Financial Alliance for Net Zero,5 and the We Mean Business coalition6 exists to support companies in developing climate transition plans. While Comcast provides an overview of actions it intends to take to reduce its scope 1 and 2 emissions in its opposition statement, this information is very high level, does not address its scope 3 emissions, and does not give sufficient detail for investors to understand the scope and level of the Company’s ambition – and whether its efforts are sufficient to achieve its own stated goals. Other relevant reporting from the Company in its Impact Report is largely retrospective and describes very limited forward-looking actions the Company plans to take to achieve emissions reductions.7 At present, it is difficult for investors to understand the impact the Company’s current emissions reduction efforts are expected to have on its climate footprint or climate-related risks and whether its efforts put the company on track to achieve its own stated goals.

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2 https://www.climateaction100.org/whos-involved/investors/; https://www.climateaction100.org/news/
climate-action-100-releases-the-latest-evolution-of-the-net-zero-company-benchmark/

3 https://sciencebasedtargets.org/companies-taking-action

4 https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_
Climate_transition_plans.pdf?1643994309

5 https://assets.bbhub.io/company/sites/63/2022/09/Expectations-for-Real-economy-Transition-Plans-September-2022.pdf

6 https://www.ceres.org/sites/default/files/reports/2022-11/WMBC-Climate-Transition-Action-Plans.pdf

7 https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2022/06/2022-Impact-Report.pdf

Finally, upcoming regulatory changes may require Comcast or its subsidiaries to develop a climate transition plan, and acting early better prepares the Company for such regulation. Comcast may be subject to the Corporate Sustainability Reporting Directive (CSRD) due to the Company’s business in the European Union as soon as January 2025 or January 2024 for companies already subject to the EU’s Non-Financial Reporting Directive (NFRD).8 The CSRD as proposed will require companies to issue climate transition plans aligned with limiting warming to 1.5°C.9 Regarding the CSRD, Diligent noted, “While 2024, 2026 and certainly 2029 may seem like a lifetime away on the calendar, the complexity and critical nature of these new disclosures make it imperative to act now.”10

Please Support Proposal #9

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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8 https://www.ropesgray.com/en/newsroom/alerts/2022/december/eu-corporate-sustainability-reporting-directive-signed-into-law

9 https://www.efrag.org/Assets/Download?assetUrl=%2Fsites%2Fwebpublishing%2FSiteAssets%2F08%2520Draft%
2520ESRS%2520E1%2520Climate%2520Change%2520November%25202022.pdf

10 https://www.diligent.com/insights/esg/eu-csrd-requirements/